Exhibit 3.1

Société AIR FRANCE

A French société anonyme with a share capital of EUR 1,868,137,539.50

Registered office: 45, Rue de Paris, 95747 Roissy CDG cedex

ARTICLES OF INCORPORATION

TITLE I

FORM OF COMPANY, OBJECT,

NAME, REGISTERED OFFICE, TERM

Article 1

Form

The Company, whose form is that of a French société anonyme, or public limited company, shall be governed by the laws and regulations in force and by the present Articles of Incorporation.

Article 2

Object

The object of the undertaking of the Company is the following, in all countries of the world:

1.	The operation, in any legal form whatsoever, of air transport services for passengers, goods and mail, in addition to the provision of surface transportation extending or supplementing such air transportation, and, subsidiary to this, all and any activities relating to operations and services linked to the above objects.

2.	The acquisition, sale, assignment, use under leasehold or rental, or by any other means, of all types of aircraft and other accessory equipment or devices.

3.	The creation, acquisition, use under leasehold or licence, and rental, of all and any industrial or commercial establishments, all real property, equipment and machines of all and any kinds that may be necessary or relevant to the pursuit of the above objects.

4.	The acquisition of holdings in the equity of all and any companies irrespective of their legal form, associations, and French, European or third country corporate groupings, irrespective of the objects of their respective undertakings and of their activity.

5.	The management of its corporate assets, both real and moveable, and any other assets, irrespective of their composition.

And generally, the Company may carry out all and any financial, commercial or industrial transactions involving real or moveable property that may be linked directly or indirectly in their entirety or partially to the objects of the undertaking as described above, or to any other similar or related object of a character likely to promote its extension or development.

Article 3

Name

The name of the Company is: Société Air France.

Article 4

Registered Office

The registered office is located at 45, Rue de Paris, 95747 Roissy-Charles de Gaulle.

In the event that the Board of Directors of the Company relocates the registered office, subject to the conditions laid down in law, the Board is authorised to amend the articles of incorporation accordingly.

Article 5

Term

The term of the Company is due to expire on 3 July 2045 unless dissolved before that date or the term is extended by a resolution compliant with the present articles of incorporation.

TITLE II

SHARE CAPITAL, SHARES

Article 6

Share capital

The share capital of the Company is set at EUR 1,868,137,539.50. It is divided into 219,780,887 shares each with a nominal value of EUR 8.50.

Article 7

Changes in share capital

(Increases, reductions, redemption)

The share capital of the Company may be increased, reduced or redeemed subject to the conditions laid down in law.

Article 8

Paying up of shares

Cash shares issued in order to increase the share capital of the Company must be paid up at the time of their subscription in an amount at least equal to one quarter of their nominal value and in the full amount of their premium, if a premium is due.

The difference shall be called up, on one or more occasions, by resolution of the Board of Directors, which shall determine the amount to be called up and the venue and date of the payments to be made.

Such calling up of capital shall be notified to the shareholders one month before the date set for each payment by means of an announcement placed in a publication authorised to carry legal notices at the location of the registered office of the Company, or by individually addressed registered letter.

Any delay in payment of the amounts due shall lead automatically and without requirement of formal notice to the addition of interest at the legal rate plus two percent per annum, calculated daily with effect from the due date, without prejudice to personal action at law which the Company may take against the defaulting shareholder and to the enforcement measures available in law.

Any subscription of shares on which the payment due has not been made at the time of their subscription may be considered null and void on expiry of a period of eight days from the sending of notice by registered letter, where such notice has not elicited a satisfactory response.

Article 9

Form of shares - Identification of shareholders

9.1	Form of shares

All shares shall be registered in the name of the holder up until such time as they are entirely paid up.

Shares, when fully paid up, may be registered or bearer shares, at the option of the holder, subject to the provisions of Articles 9.2, 9.3 and 9.4 hereinbelow.

The Company may impose a requirement to register shares in the names of the holders under the terms and conditions set forth in Article 9.4.

9.2	Shares must be registered in the names of the holders where the threshold of 2% of the share capital or voting rights is reached.

Any shareholder, whether alone or acting in conjunction with others, who comes to hold a number of shares or voting rights in the Company equal to or greater than 2% of the total number of shares or voting rights must, within five trading days from the date that the above equity threshold is reached, request that its stock be entered as registered shares. This obligation of registration applies to all shares already held and to those which may be acquired subsequently above the aforementioned threshold, for so long as the shareholder continues to hold equity at or above the threshold.

A copy of the request to register the shares in the name of the holder, including the information stipulated in Article 10 hereof, shall be submitted by letter sent registered or certified mail, return receipt requested, to the Company within fifteen days of the date on which the 2% threshold is reached.

Any shareholder whose equity holding falls below the threshold of 2% to which reference is made hereinabove is also bound to inform the Company of this fact within the same period of fifteen days, using the same means.

9.3	Lowering the threshold for the requirement to register stock to 10,000 shares by decision of the Board of Directors.

The Board of Directors may at any time resolve, at its sole initiative and in the light of information available to it, to lower the threshold for obligatory registration of stock from 2% of share capital to 10,000 shares.

Notwithstanding the above, where the threshold of 40% of share capital or voting rights is reached by shareholders other than French shareholders in the meaning of Article 14 of the Articles of Incorporation, and provided that it has not made use of the power to which reference is made in the preceding paragraph, the Board of Directors must resolve to lower the threshold from 2% to 10,000 shares. The obligation to impose mandatory registration of stock shall apply subject to the provisions of Article 9.2.

The extract from the minutes of meeting of the Board of Directors resolving to lower the threshold to 10,000 shares shall be published in the BALO [Bulletin des Annonces Légales et Obligatoires / Bulletin for judicial and mandatory notices], in at least one financial publication in the French language and in at least one financial publication in the English language.

9.4	Exclusive use of registered shares by decision of the Board of Directors

Notwithstanding the provisions contained in Articles 9.2 and 9.3, the Board of Directors may resolve at any time, at its sole initiative and in the light of information available to it, to impose the exclusive use of the registered form for all shares in the Company.

However, where the Company has published the announcement as provided by Article R. 360-2 of the Code of Civil Aviation in order to inform shareholders and the general public that shareholders other than French nationals in the meaning of Article 14 of the Articles of Incorporation hold, directly or indirectly, 45% or more of the share capital or voting rights in the Company, and, subject to the reservation that it must not have used the power to which reference is made in the preceding paragraph, the Board of Directors may resolve to impose exclusive use of the registered form for all shares in the Company.

The extract from the minutes of meeting of the Board of Directors resolving to impose exclusive use of the registered form for all shares in the Company shall be published in the BALO, in at least one financial publication in the French language and in at least one financial publication in the English language.

Within fifteen days of the publication of the above decision in the BALO, holders of bearer shares must request conversion of their shares to the registered form. Such conversion shall be carried out in accordance with the provisions of decree 55-1595 of 7 December 1955, as amended.

The extract from the minutes of meeting of the Board of Directors resolving to cease to impose the exclusive use of the registered form of shares in the Company shall be published in the same manner.

9.5	Election of domicile at the address of an authorised financial intermediary

Any shareholder subject to the obligation to register shares held in the Company and having neither registered offices nor elected domicile on French territory in the meaning of Article 102 of the French Code of Civil Law is bound to elect domicile at the address of an authorised financial intermediary and account holder domiciled in France and to inform the Company of such election without delay by letter sent registered or certified mail, return receipt requested.

This election of domicile may be carried out in valid manner by any intermediary registered on behalf of the third parties as specified in Article L. 228-1 of the French Code of Commercial Law.

Failing notification to the Company as stipulated hereinabove, or if incomplete or incorrect information is given despite a request to rectify the situation made by the Company by letter sent registered or certified mail, return receipt requested, those equity instruments granting rights to share capital immediately or at a future date and for which the aforementioned shareholder has been registered as an account holder shall be deprived of voting rights in any general meeting of shareholders held until such time as the situation is rectified; payment of the corresponding dividends shall also be deferred until that time.

9.6	Identification of shareholders

Any intermediary registered on behalf of an owner of shares without a domicile on French territory in the meaning of Article 102 of the French Code of Civil Law is bound, immediately on opening its account with the issuing company, with the latter’s authorised agent, or with the authorised financial intermediary and account holder, to declare its status as an intermediary holding securities on behalf of others.

9.6.1	Identification of holders of bearer shares

In order to identify the holders of bearer shares, the Company is entitled to request at any time of the bodies responsible for clearing securities the names of the persons or legal entities, the nationality, year of birth or of incorporation and address of the holders of equity instruments conferring voting rights in its general meetings of shareholders, whether immediately or at a later date, in addition to the quantity of stock held by each such holder, and where applicable, details of any restrictions possibly affecting the stock concerned.

In the light of the list supplied by the securities clearing body, the Company may request, either through that body or directly of the persons or legal entities shown on the list, where the Company feels they may be registered on behalf of others, information on the owners of the shares to which reference is made in the paragraph immediately above.

Those persons or legal entities are bound, where they are acting as intermediaries, to disclose the identity of the owners of the equity instruments.

9.6.2 Identification of holders of registered shares

In the case of registered shares granting rights to equity in the Company immediately or at a later date, intermediaries registered on behalf of others are bound, within ten business days of the request made by the Company or its authorised agent, it being possible to submit such request at any time, to disclose the identity of the owners of the shares concerned.

Where the stock takes the form of registered shares under administration, the intermediary approved by the Conseil des marches financiers [financial markets council] must declare its status as an intermediary holding securities on behalf of others.

9.6.3 Sanctions

Failing provision to the Company of the information specified in Articles 9.6.1 and 9.6.2, or in the event that the information provided is incomplete or incorrect, the sanctions for which Article L. 228-3-3 of the Code of Commercial Law provides may be applied.

Disqualification of stock for voting and entitlement to dividend payments as provided in Article L. 228-3-3 of the Code of Commercial Law shall become effective on expiry of a period of 15 days following the request to rectify the situation submitted by letter sent registered or certified mail, return receipt requested, or by any equivalent means, to the address shown in the share register or, where applicable, to the address where domicile has been elected in compliance with Article L. 360-1 of the Code of Civil Aviation.

Prior to the recording of proxies or votes in a general meeting of shareholders, intermediaries registered on behalf of other parties are bound, at the request of the Company, to supply a list of the non-resident owners of the shares to which the voting rights attach.

Votes or proxies entered by an intermediary which is either not declared as such or which has not disclosed the identities of the owners of the stock under the terms and conditions laid down in the previous paragraphs cannot be included in any count.

Article 10

Information to be given to the Company when registering stock

In order to allow the Company to ensure due observance of the rules laid down by Community regulations, international agreements and Title VI, Book III of the Code of Civil Aviation, any shareholder subject to an obligation to register stock is bound to provide the following details to the Company by letter or by fax at such time as the registration is requested:

a)	Private individuals

•	Name and address,

•	Nationality,

•	Number and type of stock acquired and the date of acquisition,

•	In the case of individuals whose domicile is not on French territory in the meaning of Article 102 of the Code of Civil Law, the name of the individual or legal entity in France acting as an approved financial intermediary at whose address they have elected domicile.

b)	Legal entities

•	Name and the address of the registered office,

•	Legal form of the entity,

•	Quantity and type of stock acquired and the date of acquisition,

•	The names and nationalities of the shareholders controlling directly or indirectly the legal entity in the meaning of Article L. 233-3 of the Code of Commercial Law,

•	In the case of legal entities whose domicile is not on French territory in the meaning of Article 102 of the Code of Civil Law, the name of the individual or legal entity in France acting as an approved financial intermediary at whose address they have elected domicile.

The information to be given under (a) and (b) above may be provided to the Company by any approved financial intermediary and, in the case of non-residents, by any registered intermediary in the meaning of Article L. 228-1 acting on their behalf.

Subject to the application of the final paragraph of the present Article, where the information specified at (a) and (b) hereinabove has not been provided or where the information provided is incomplete or incorrect, despite a request from the Company to rectify the situation, stock giving entitlement, whether immediately or at a later date, to equity in the Company and for which the intermediary is registered shall be disqualified for voting in any general meeting of shareholders held until the such time as the situation is rectified. In addition, dividend payments shall be deferred until that time.

Disqualification for voting and entitlement to dividend payments shall become effective on expiry of a period of 15 days following the request to rectify the situation made by letter sent registered or certified mail, return receipt requested, or by any equivalent means, to the address shown in the share register or, where applicable, to the address where domicile has been elected.

Where the date of acquisition of the stock is not specified, it shall be deemed to that on which the shares concerned were converted to registered form and none of the sanctions laid down in the preceding paragraphs shall be applied.

Article 11

Registration and assignment of shares (approval provisions)

Shares are entered in an account opened in the name of their owner in the books of the Company or its authorised agent or with an approved intermediary.

Title to stock entered on account may be conveyed by transfer between accounts. Entries on account, transfers and assignments shall be executed in accordance with the terms and conditions laid down by the laws and regulations in force.

If, in the light of the information available to it, the Company observes that over 45% of the share capital and voting rights is held directly or indirectly by shareholders other than French nationals in the meaning of Article 14 of the Articles of Incorporation, the Board of Directors may resolve that any acquisition of shares by a third party or a shareholder which would lead for the acquirer to an obligation to declare that a threshold of 0.5% of the share capital or voting rights, or any multiple of that percentage, has been reached, pursuant to Article 13 hereof, shall require approval to be given by the Board of Directors under the conditions and following the procedures laid down in law.

Article 12

Indivisibility of shares – Usufructuary ownership

1.	Shares are indivisible in the eyes of the Company.

Co-owners of shares, which are indivisible, shall be represented at general meetings of shareholders by one of their number or by a single authorised agent. In the event of disagreement, the authorised agent shall be appointed by a court of law at the request of the first co-owner to enter a petition.

2.	The voting rights attaching to shares shall be exercised by the usufructuary owner in ordinary general meetings of shareholders and by the bare owner in extraordinary general meetings.

Article 13

Equity threshold declarations

Without prejudice to the notification obligations contained in Article L. 233-7 of the Code of Commercial Law, any private individual or legal entity, whether acting alone or in conjunction with others, who comes to hold, whether directly or indirectly, 0.5% at least of the share capital or voting rights in the Company, or any multiple of that percentage, shall be bound to inform the Company by letter sent registered or certified mail, return receipt requested, within fifteen days of the date on which this equity threshold has been reached.

The declaration for which the preceding paragraph provides shall be repeated on each occasion that a further threshold of 0.5% of voting rights is reached, up to 50%.

The declarations specified in the two preceding paragraphs shall also be made in the event that such a threshold is reached due to a reduction in the holding.

For the purposes of determination of whether the thresholds hereunder have been reached, voting rights attaching to shares deemed to be shares held under the provisions of Article L. 239-9 of the Code of Commercial Law shall be included.

Failure to adhere to the obligation to make the equity threshold declarations required by law and the Articles of Incorporation, shall lead to disqualification of the stock for voting under Article L. 233-14 of the Code of Commercial Law at the request of one or more shareholders holding together at least 0.5% of the share capital of the Company.

Article 14

Information published and disseminated by the Company

Through an announcement published in the BALO [Bulletin des Annonces Légales et Obligatoires / Bulletin for judicial and mandatory notices], and a press release in the form of a financial notice published in a journal with national coverage and in an English-language financial publication, the Company shall inform the shareholders and the general public when 45% of the share capital or voting rights are held, directly or indirectly, by shareholders other than French nationals in the meaning of the present Article, and when the share in the equity or voting rights held by such shareholders falls below this level.

For the purposes of implementation of the present Articles of Incorporation, the following are considered to be French nationals:

•	private individuals with French nationality,

•	Legal entities or other entities and groups whose equity is not held in the majority or effectively controlled by foreign private individuals or interests.

This notice shall specify the share of equity or voting rights thus held, directly or indirectly, by shareholders other than French nationals. It shall also indicate whether the Company is envisaging the use of the formal demand procedure for which Article L. 360-2 of the Code of Civil Aviation provides.

Article 15

Formal demand for assignment following registration of shares

The Company is authorised, subject to the conditions and time limits specified by Articles L. 360-2 to L. 360-4 and R.360-1 to R.360-5 of the Code of Civil Aviation, to issue formal demands to certain of its shareholders requiring the assignment of all or part of their stock.

Such entitlement to issue formal demands relates first and foremost to shareholders other than nationals of Member States of the European Community and States party to the agreement on the European Economic Area or any other agreement whose scope is equivalent in terms of air transport.

The shares covered by such formal demands shall be determined by their chronological order of registration in the name of the holder, following application of the priority criterion specified in the preceding paragraph and beginning with the most recently registered.

In the event that, following application of the rules defined in the preceding two paragraphs, several shareholders hold a number of shares registered at the same date in the books of the Company and exceeding the balance of the shares to which the same formal demand procedure is to be applied, such balance shall be split between those shareholders in proportion to the shares concerned.

The formal demand for assignment of stock may be implemented in one or more phases for so long as, in the light of the information available to the Company and the assignments already effected, the fraction of the share capital or voting rights held by shareholders other than French nationals in the meaning of Article 14 continues to stand at 45% or more.

A formal demand shall be deemed to have been duly issued when sent by letter sent registered or certified mail, return receipt requested, or by any equivalent means to the holder appearing in the registers of the Company, including cases where the stock is registered in the name of an intermediary on behalf of the owner of the stock, and to the address appearing in this register or, where applicable, to the address where domicile has been elected.

The formal demand shall include a restatement of the provisions of Articles L. 360-1 to L. 360-4 and R. 360-1 to R. 360-5 and the information given pursuant to Article R. 360-2 of the Code of Civil Aviation. It shall indicate the number of shares which the shareholder is required to assign to others and contains a reminder of the time limit of fifteen days following publication of the notice for which Article R. 360-2 provides, specifying that the Company is envisaging use of the formal demand procedure.

Shareholders receiving such formal demands shall inform the Company without delay of the execution of the assignments required of them.

Article 16

Sale or assignment of excess stock

In the event that a shareholder does not assign his stock within two months of the date of the formal demand sent in the manner and within the time limits specified by Articles L. 360-2, L. 360-3, R. 360- and R. 360-3 of the Code of Civil Aviation, the Chairman of the Board of Directors may issue a writ of summons for injunctive relief in the High Court [Tribunal de Grande Instance] of Paris, seeking the appointment by the Court of a body for which provision is made in Article L. 531-1 of the Monetary and Financial Code with the task of carrying out the sale or assignment in the manner specified in Article L. 360-4 of the Code of Civil Aviation.

The writ of summons shall be deemed to have been duly served at the address of the shareholder or shareholders concerned as shown in the register of shareholders or, where applicable, at the address at which domicile has been elected in compliance with Article L. 360-1 of the Code of Civil Aviation.

The writ must be accompanied by a copy of the notices specified in R. 360-2 of the Code of Civil Aviation, a copy of the formal demand, and a certified copy of an extract from the register of shareholders showing that the shares concerned have not been assigned despite expiry of the time limit of two months stipulated in the first paragraph of the present Article.

As from the date of designation of the body specified in the first paragraph of the present Article, the stock in the possession of the holder in breach may no longer be sold or assigned other than under the conditions laid down in Article L. 360-4 of the Code of Civil Aviation, and they shall be stripped of the voting rights normally attaching to them.

TITLE III

MANAGEMENT OF THE COMPANY

Article 17

The Board of Directors

The Company shall be managed by a Board of Directors.

I	Composition of the Board of Directors

The Board shall comprise three categories of director:

1)	Directors directly appointed by an ordinary general meeting of shareholders.

They shall be at least thirteen in number.

A legal entity may be appointed as a director. At the time of its appointment or its co-opting, it must designate a permanent representative.

2)	Directors elected by the employees of the Company.

They shall be six in number:

•	one elected by flight crews,

•	one elected by cabin staff,

•	one elected by executive staff,

•	three elected by the other salaried employees.

The status and procedures of the election of the above directors shall be as stipulated by Articles L. 225-27 to L. 225-34 of the Code of Commercial Law, and by the present Articles of Incorporation.

3)	Directors representing shareholding employees chosen from among the latter by an ordinary general meeting of shareholders.

They shall be two in number:

•	one representative of shareholding employees in the flight crew category,

•	one representative of shareholding employees in the category of other staff.

Representation of shareholding employees shall be subordinate to the requirement that each of the two categories must hold a share of the equity in the Company of at least 2%.

The status and procedures of the election of the above directors representing shareholding employees shall be as stipulated by Article L. 225-23 of the Code of Commercial Law, by the regulations in force and by the present Articles of Incorporation.

II.	Procedures for the election of Directors representing the employees of the Company

For the purposes of the election of their representatives, the salaried employees of the Company shall be divided into four colleges comprising, respectively, flight crews, cabin staff, executives and other salaried employees.

The number of seats to be filled for each of the first three electoral colleges is one. This rises to three for the electoral college comprising other salaried employees.

These directors shall be elected by the salaried employees of the Company and its directly or indirectly owned subsidiaries with registered offices on French national territory.

The electoral timetable is as follows:

•	the date of the ballot and the electoral lists shall be posted at least 12 weeks prior to the date of the ballot,

•	candidatures and lists of candidates shall be filed 10 weeks prior to the date of the ballot,

•	the lists of candidates and candidatures shall be posted 7 weeks prior to the date of the ballot,

•	the necessary documents for postal voting shall be sent out 6 weeks prior to the date of the ballot.

The elections shall be organised in such a manner that the second round can take place at the latest before the end of the term of office of the outgoing directors.

Candidates must belong to the college for which they are standing. When the election is held on the basis of a majority vote with two rounds, each candidature must comprise, in addition to the name of the candidature, that of his or her possible substitute.

The lists of candidates and candidatures other than those submitted by a representative trade union organisation in the Company must be accompanied by a document including the names and signatures of one hundred electors.

The ballot shall be held in the workplace on the date set and during working hours. The provisions usually in force for postal voting in workplace elections shall apply to those electors expecting to be absent or away on the date of the ballot. The counting of the votes shall take place in each voting office and immediately after the close of voting. The report of the count shall be drawn up immediately on completion of the count. The reports of the counts shall then be sent to a central office for the drafting of a summary report and the announcement of the results.

Ballot procedures not laid down in law or by the present Articles of Incorporation shall be determined by main management following consultation of the trade union organisations.

III.	Procedures for the designation of directors representing shareholding employees

Directors representing shareholding employees shall be appointed by general meetings of shareholders.

The salaried employees in each of the categories shall select their respective candidates from among their number.

1.	Selection of candidates

The timetable for the selection of candidates, the conditions for the drawing up of the list of candidates and the procedures for the meeting or consultation of the shareholding employees laid down in detail neither by the legislative and regulatory provisions nor by the present Articles of Incorporation, shall be determined by the Chairman of the Board of Directors at the latest one month prior to the General Meeting of shareholders.

All candidates must be selected within the category of shareholding employees to which they belong. This selection shall be performed as follows:

a)	The supervisory boards of employee stockholding funds [FCPEs] governed by the provisions of sub-section 8 of Chapter IV, Title 1 of the Monetary and Financial Code, and holding shares in the Company, must, when exercising the voting rights attached to those shares, select from among their number, when requested by the Chairman of the Board of Directors, at least one candidate from among the members representing salaried employees holding shares in the Company. In the event that there is a plurality of such employee stockholding funds, the supervisory boards exercising voting rights attaching to shares in the Company may select one or more joint candidates.

b)	The Chairman of the Board of Directors shall convene a meeting or shall consult in writing each category of shareholding employee directly exercising voting rights attached to shares in the Company held by them either directly or through an employee stockholding fund [FCPE] governed by sub-section 8, Chapter IV, Title I of the Monetary and Financial code, in order to request that they select, on the basis of the list of candidates for the Directors’ seats already drawn up, those whose nomination is to be tabled at the General Meeting of shareholders.

This selection shall be effected on the basis of the numbers of votes cast or the voting rights attached to the shares held by each voter. Only those candidatures collecting 5% or more of the voting rights held by all the shareholding employees to be consulted according to the procedure described above shall be submitted to the General Meeting of all shareholders.

Shareholding employees have a period of five clear days from the date of receipt of the list of shareholding employees standing as candidates to make their decision known in writing.

Any shareholding employee who has not responded within the notified time limit shall be deemed to have abstained.

c)	In the case of each of the procedures for the selection of candidates (a and b), a report shall be drawn up to show the candidates selected by the supervisory boards of the employee stockholding funds, and/or the numbers of votes collected by each of the candidates in a ballot of shareholding employees directly exercising the voting rights attaching to their shares. A list of all validly selected candidates shall be drawn up. This must include at least two candidates for the directorship allocated to each of the two categories specified at (3) in paragraph I of the present Article. The reports and the list of candidates shall be appended to the notice of the general meeting that will be called upon to appoint the directors to represent the shareholding employees.

2.	Procedures for appointment by an ordinary general meeting of shareholders

At the ordinary general meeting, a separate ballot shall be held for the selection of the representative for each of the two categories of shareholding employee. The representative for the candidates to which reference is made in paragraph II of the present Article who have collected the largest number of votes from shareholders present or represented at the ordinary general meeting shall be selected as directors representing the category of shareholding employee to which they belong.

In the event of a tie in the ballot or if no votes are cast for any candidate, the candidate who has worked longest for the Company under a contract of employment shall be deemed to have been elected.

3.	Renewal or replacement on expiry of term of office

The first general meeting of shareholders following the date of expiry of the term of office of directors representing the shareholding employees or when a seat has fallen vacant due to death, resignation, removal or termination of contract of employment shall replace the directors concerned, subject to the terms and conditions laid down in the present Article.

Where a seat has fallen vacant, this replacement is effected for the time remaining to run on the predecessor’s term.

A general meeting of shareholders cannot designate a representative for the shareholding employees in a given category until the report submitted by the Board of Directors pursuant to Article L. 225-102 of the Code of Commercial Law has established that the shares in the Company held by the shareholding employees in said category represent at least 2% of the total share capital of the Company.

Article 18

Directors’ terms of office

The term of office of each director shall be six years. That term may be renewed.

Article 19

Directors’ shares

Each director must own at least 10 shares throughout his or her term of office.

Shares held by directors shall be registered in their names.

If on the date of appointment a director does not own the required number of shares or if during his or her term of office a director ceases to own that number, the situation must be rectified within three months, failing which the director is deemed to have resigned.

Article 20

Employee representatives

Directors representing the employees of the Company shall be allocated seventy-eight hours per month to carry out their duties. The time spent in meetings is not deducted from this hours credit.

Article 21

Proceedings of the Board

The Board of Directors shall meet either at the registered office of the Company or at any other location indicated in the notice of meeting, as frequently as the interests of the Company dictate.

Meetings may be called by any means, including oral, unless otherwise prescribed by law.

Resolutions shall be passed subject to the conditions of quorum and majority voting laid down in law. Where the ballot results in a tie, the chair of the meeting shall have a casting vote.

For the purposes of calculation of quorum and majority, directors attending the meeting of the Board by means of videoconferencing techniques whose nature and operational procedures are compliant with regulatory provisions shall be deemed to be duly present.

The Board of Directors may adopt internal bylaws laying down the procedures and arrangements for its organisation and functioning and the conditions governing the translation into the English language of documents and information necessary for the directors’ performance of their assigned tasks.

Article 22

Powers of the Board

The Board of Directors shall determine the focuses of the activities of the Company and shall ensure that the corresponding policies are implemented. Without prejudice to the powers expressly vested in general meetings of shareholders and within the limits set by the definition of the object of the undertaking of the Company, the Board may examine any issue relevant to the proper functioning of the Company and shall settle through its decisions matters concerning it.

The Board of Directors shall carry out the inspections and verifications it deems to be appropriate. All directors shall receive the information necessary to the accomplishment of their official duties and may require the production of all and any documents they consider to be of use.

The Board of Directors may confer upon one or more of its members or third parties, who may or may not be shareholders in the Company, all and any special authorisations for one or more specific purposes. The Board may decide to set up committees entrusted with the task of studying issues that the Board or its Chair may lay before them for their opinion. The Board shall determine the memberships and remits of such committees, the proceedings of which shall be conducted under the Board’s responsibility.

Article 23

General management

The general management of the Company shall be the responsibility of either the Chairman of the Board of Directors or another private individual appointed by the Board of Directors and given the title of General Manager.

The Board of Directors shall choose between the two forms of general management for the Company as described in the first paragraph. The shareholders of the Company and third parties shall be informed of the choice made in accordance with the regulations in force.

The Board of Directors may modify this choice at a later date on condition that it informs third parties and the shareholders in accordance with the regulations in force.

Article 24

The Chairman of the Board of Directors

The Chairman of the Board of Directors shall be appointed from among the members of the Board for a term of office equal to his term as director.

The Chairman shall organise and direct the work of the Board, on which he shall report back to general meetings of shareholders. The Chairman shall ensure that the component management bodies of the Company function satisfactorily and shall ensure that the directors are able to carry out their official duties.

Where the Chairman of the Board of Directors is the General Manager of the Company, the provisions of Article 25 shall apply.

The Board of Directors shall determine the amount of remuneration due to the Chairman.

The Board of Directors may appoint a Vice-Chairman whose term of office it shall determine, the duration of which shall not exceed that of the appointee’s term of office as director.

Article 25

The General Manager

The General Manager is vested with the widest possible powers to act in all circumstances in the name of the Company. He exercises those powers within the limits set by the object of the undertaking of the Company and without prejudice to those powers vested expressly by law in general meetings of shareholders and the Board of Directors.

However, the General Manager must submit decisions relating to the following to the Board of Directors in advance in order to seek its approval:

•	any acquisition, sale or subscription of equity instruments involving more than EUR 10 million per transaction, or an amount under this limit where the value of the instruments acquired or assigned, when added to the debt taken on by the Company, exceeds EUR 20 million;

•	irrespective of the amount involved, any sale or assignment of equity holdings leading to the loss of a blocking minority.

The transactions to which reference is made in the present paragraph are subject to a requirement to inform the members of the Board of Directors at least eight days prior to the meeting of the Board, unless special circumstances apply.

The General Manager shall represent the Company in its dealings with third parties.

The Board of Directors shall determine the remuneration due to the General Manager.

The General Manager may be removed from office at any time by the Board of Directors.

Article 26

Deputy General Managers

Acting in response to a proposal made by the General Manager, the Board of Directors may appoint one or more private individuals with the task of assisting the General Manager, under the title “Deputy General Manager”.

The maximum number of Deputy General Managers is five.

In agreement with the General Manager, the Board of Directors shall determine the extent and the term of the powers vested in such Deputy General Managers. Deputy General Managers shall enjoy the same powers as the General Manager in the eyes of third parties.

The Board of Directors shall determine the remuneration due to Deputy General Managers.

Acting in response to a proposal made by the General Manager, the Board of Directors may remove the Deputy General Manager(s) from office at any time.

Where the General Manager ceases or is unable to perform his duties, the Deputy General Managers shall retain, unless otherwise determined by the Board, their powers and duties until such time as a new General Manager has been appointed.

Article 27

Age limit applicable to senior managers of the Company

The Chairman, General Manager and Deputy General Manager(s) may perform their duties for a duration set by the Board of Directors, provided however that such duration cannot exceed, where applicable, their term of office as director nor, in any event, the date of the ordinary general meeting of shareholders held to approve the financial statements for the financial year in which they will have reached the age of 70.

Article 28

Remuneration due to senior managers and directors

1.	The remuneration due to the Chairman of the Board of Directors, the General Manager and the Deputy General Manager(s) shall be determined by the Board of Directors. The amount of such remuneration may be fixed and/or proportional.

2.	Members of the Board may obtain reimbursement of their travelling and subsistence expenses and any out-of-pocket expenditure incurred by them in pursuit of the interests of the Company.

3.	Directors may receive remuneration for their duties in the form of a fixed annual sum in director’s fees, the total amount of which shall be determined by a General Meeting of shareholders and subsequently allocated among the directors by the Board of Directors as it sees fit.

Article 29

Strategic Management Committee

For a period of three years, a strategic management committee shall be formed within the Company whose membership, remit and functioning shall be defined in contractual agreements signed between the Company and Koninklijke Luchtvaart Maatschappij NV.

On expiry of the period of three years to which reference is made in paragraph 1 of the present Article, the Chairman of the Board of Directors may decide to maintain the strategic management committee in existence, to disband it or to make changes to it.

TITLE IV

STATUTORY AUDITORS

Article 30

An ordinary general meeting of shareholders shall appoint, for the term of office, subject to the conditions and charged with the tasks required by law, one or more principal statutory auditors and one or more alternate statutory auditors.

TITLE V

GENERAL MEETINGS OF SHAREHOLDERS

Article 31

General meetings of shareholders shall be convened and shall proceed subject to the conditions laid down in law.

Such meetings shall be held at the registered office of the Company or at any other location specified in the Notice of Meeting.

General meetings shall be chaired by the Chairman of the Board of Directors or, in his absence, by a director specifically designated for that purpose by the Chairman. Failing this, the meeting shall appoint its own chair.

All shareholders are entitled, on production of evidence of their identity, to participate in general meetings, by attending personally, by returning the postal voting form, or by appointing a proxy, subject to the following conditions:

•	either the shareholder or the intermediary to which reference is made in the third paragraph of Article L. 228-1 of the Code of Commercial Law must be duly entered in the share registers maintained by the Company,

•	or a certificate testifying to the withdrawal from availability up to the date of the general meeting of bearer shares entered on account must be sent to the venue indicated in the Notice of Meeting.

The above formalities must be completed at least five days before the date of the general meeting.

Shareholders participating in the General Meeting by means of a system of videoconferencing or any other telecommunications system, where the nature and conditions of use comply with regulatory provisions, shall be deemed to be present for the purposes of calculation of quorum and majority.

TITLE VI

FINANCIAL YEAR - COMPANY RESULTS

Article 32

Financial Year

The financial year of the Company shall begin on 1 April and end on 31 March of each calendar year.

Article 33

Company Results

The Board of Directors shall maintain proper accounts of all transactions conducted by the Company and shall draw up annual financial statements and annual consolidated financial statements in compliance with the law, regulations and standards in force.

After approving the accounts and formally noting the existence of a profit available for distribution, the general meeting of shareholders may resolve to allocate such profit to one or more reserve funds, over the assignment and use of which it has control, to carry that profit over to future years, or to distribute it. Any surplus distributed shall be shared among the shareholders in proportion to their equity rights in the Company.

General meetings of shareholders have the power to grant to any shareholder, for part or all the dividend paid out, and for interim dividends, a choice between payment of such final or interim dividend in cash or in shares.

TITLE VII

DISSOLUTION - LIQUIDATION

Article 34

Dissolution

The Board of Directors may, at any time and for any reason, propose to an extraordinary general meeting of shareholders the early dissolution of the Company or the extension of its term.

Article 35

Liquidation

The Company may be placed in liquidation in compliance with the provisions contained in the Code of Commercial Law.

Any liquidation surplus shall be shared among the shareholders in proportion to the number of shares held by each.

TITLE VIII

DISPUTES

Article 36

Disputes arising in relation to the operations of the Company during its term or liquidation, whether between the shareholders or between the shareholders and the Company, shall be laid before the competent Commercial Court.

I the undersigned, Owen Alan Waite, sworn translator for the Rouen Appeal Court, 76000 France, hereby certify that the above translation is a faithful rendering of an original document submitted to me in the French language. This translation appears in my records under the reference AZ0404063.